                                                          Pursuant to Rule 424b5
                                                      Registration No. 333-50611


             PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 1, 1998

                                  [FORD LOGO]

                                 $2,000,000,000

                           FORD MOTOR CREDIT COMPANY

                    5 3/4% Notes due February 23, 2004

     The Notes will mature on February 23, 2004. Interest on the Notes will accrue from February 23, 1999. The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.
                               ------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

                               ------------------

                                                          PER NOTE           TOTAL
                                                          --------           -----
Initial public offering price...........................  99.974%        $1,999,480,000
Underwriting discounts and commissions..................   0.325%        $    6,500,000
Proceeds, before expenses, to Ford Credit...............  99.649%        $1,992,980,000

                               ------------------

     The initial public offering price set forth above does not include accrued interest. Interest on the Notes will accrue from February 23, 1999 and must be paid by the purchaser if the Notes are delivered to the Underwriters after February 23, 1999.

     The Notes are being offered for sale in the United States, Europe and Asia. Ford Credit has applied to have the Notes listed and traded in accordance with the rules of the Luxembourg Stock Exchange.

     Ford Credit expects that delivery of the Notes will be made to investors on or about February 23, 1999.
                               ------------------

                              JOINT BOOK MANAGERS

BEAR, STEARNS & CO. INC.                              MORGAN STANLEY DEAN WITTER

DEUTSCHE BANK                                          DRESDNER KLEINWORT BENSON
GOLDMAN, SACHS & CO.                                             LEHMAN BROTHERS
PARIBAS                                                     SALOMON SMITH BARNEY
                            WARBURG DILLON READ LLC

                 Prospectus Supplement dated February 18, 1999.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Incorporation of Certain Documents by Reference.............     S-3
Directors and Principal Executive Officers of Ford Credit...     S-4
Use of Proceeds.............................................     S-4
Capitalization of Ford Motor Credit Company and
  Subsidiaries..............................................     S-5
Description of Notes........................................     S-6
Certain United States Tax Documentation Requirements........    S-10
United States Taxation of Non-United States Persons.........    S-12
Information Concerning Ford Credit..........................    S-13
Ford Motor Credit Company and Consolidated Subsidiaries --
  Selected Financial Data...................................    S-15
Information Concerning Ford.................................    S-17
Selected Financial Data and Other Data......................    S-19
Financial Review............................................    S-20
Industry Data and Market Share..............................    S-22
Ratio of Earnings to Fixed Charges..........................    S-22
Underwriting................................................    S-23
General Information.........................................    S-24
                             PROSPECTUS
Available Information.......................................       2
Incorporation of Certain Documents by Reference.............       2
Information Concerning Ford Credit..........................       3
Information Concerning Ford.................................       3
Use of Proceeds.............................................       4
Description of Debt Securities..............................       4
Plan of Distribution........................................       9
Legal Opinions..............................................       9
Experts.....................................................      10

                            ------------------------

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS DOCUMENT AND THE PROSPECTUS.

     No person is authorized to give any information or to represent anything not contained in this Prospectus Supplement or the accompanying Prospectus. You must not rely on any unauthorized information or representations. This Prospectus Supplement and the Prospectus are an offer to sell or to buy only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus Supplement or the Prospectus is current only as of the date of the information.

     OFFERS AND SALES OF THE NOTES ARE SUBJECT TO RESTRICTIONS IN RELATION TO THE UNITED KINGDOM AND JAPAN, DETAILS OF WHICH ARE SET OUT IN "UNDERWRITING" BELOW. THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS AND THE OFFERING OF THE NOTES IN CERTAIN OTHER JURISDICTIONS MAY ALSO BE RESTRICTED BY LAW.

     In this Prospectus Supplement and accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to "dollars", "$" and "U.S.$" are to United States dollars.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Motor Credit Company ("Ford Credit") files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document Ford Credit files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ford Credit's SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

     The SEC allows Ford Credit to "incorporate by reference" the information Ford Credit files with it, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this Prospectus Supplement. Later information that Ford Credit files with the SEC will automatically update and supersede this information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of these Notes has been completed.

     - Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K Report")

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 (the "First Quarter 10-Q Report"), June 30, 1998 (the "Second Quarter 10-Q Report") and September 30, 1998 (the "Third Quarter 10-Q Report").

     - Current Reports on Form 8-K dated January 12, 1998, February 3, 1998 (the "February 1998 8-K Report"), February 11, 1998, March 30, 1998, April 16, 1998, April 27, 1998, June 15, 1998, August 26, 1998, October 23, 1998,
       January 11, 1999 and February 2, 1999 (the "February 1999 8-K Report").

     These reports include information about Ford Motor Company ("Ford"), as well as information about Ford Credit.

     You may request a copy of these filings at no cost, by writing or telephoning Ford Credit at the following address:

     Ford Motor Credit Company
     The American Road
     Dearborn, MI 48121
     Attn: Corporate Secretary
     (313) 594-9876

     The financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference to the 1997 10-K Report, the February 1998 8-K Report and the February 1999 8-K Report have been audited by PricewaterhouseCoopers LLP ("PWC") or its predecessor, Coopers & Lybrand L.L.P. ("Coopers & Lybrand"), 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of those firms, given on their authority as experts in accounting and auditing.

     Each of PWC and Coopers & Lybrand have given and not withdrawn their written consent to the issue of this Prospectus Supplement and the accompanying Prospectus incorporating by reference their report dated January 26, 1998 from the 1997 10-K Report and the February 1998 8-K Report on Ford Credit's audited financial statements for the financial year ended December 31, 1997 and their report dated January 20, 1999 from the February 1999 8-K Report on Ford Credit's audited financial statements for the financial year ended December 31, 1998.

     This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated in them by reference, will be available free of charge at the office of Banque Internationale a Luxembourg S.A., 69 route d'Esch L-1470, Luxembourg.

           DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

E.S. Acton,
Vice President

M.E. Bannister,
Vice President

T.D. Chenault,
Director and
Executive Vice President

K.J. Coates,
Director and
Executive Vice President

D.P. Cosper,
Vice President-Treasurer

J.M. Devine,
Director

D.C. Flanigan,
Director and
Executive Vice President

R.A. Kniebes,
Vice President

M.S. Macdonald,
Director

J.T. Noone,
Vice President

Philippe Paillart,
Director and
Chairman of the Board

N.M. Pryor,
Vice President

P.F. Nussbaum
Vice President

D.E. Ross,
Vice President

A.J. Salmon,
Vice President

G.C. Smith,
Director and
Executive Vice President

R.C. VanLeeuwen,
Vice President

A.J. Wagner,
Vice President

J.M. Walsh,
Vice President

G.E. Watts,
Vice President

All of the above-named persons are full-time employees of Ford or Ford Credit.

                                USE OF PROCEEDS

     Ford Credit will add the net proceeds from the sale of the Notes to its general funds. The proceeds will be used to purchase receivables, make loans and pay maturing debt. Initially the proceeds may be used to reduce short-term borrowings, or Ford Credit may temporarily invest them in short-term securities. Net proceeds to be paid to Ford Credit will be U.S. $1,992,980,000.

                  CAPITALIZATION OF FORD MOTOR CREDIT COMPANY
                                AND SUBSIDIARIES

     The capitalization of Ford Credit and its subsidiaries at December 31, 1998 and as adjusted for the Notes offered hereby is as follows (in millions of U.S. dollars):

                                                               OUTSTANDING     LONG-TERM
                                                              DECEMBER 31,    INDEBTEDNESS
                                                                  1998        AS ADJUSTED
                                                              ------------    ------------
SENIOR INDEBTEDNESS, UNSECURED
     Short-term
          Commercial paper..................................   $ 46,188.2
          Other short-term debt.............................      7,445.0
                                                               ----------
               Total short-term debt........................     53,633.2
     Long-term debt payable within one year.................      9,689.2
     Long-term notes and debentures.........................     51,644.9
     Notes offered hereby...................................           --       $  2,000
                                                               ----------
               Total debt...................................    114,967.3
                                                               ----------
STOCKHOLDER'S EQUITY
     Capital stock, par value $100 a share (250,000 common
      shares authorized, issued, and outstanding)...........         25.0
     Paid-in surplus (contributions by stockholder).........      4,343.4
     Note receivable from affiliated company................     (1,517.0)
     Accumulated other comprehensive income/(loss)..........       (118.1)
     Retained earnings......................................      7,911.4
                                                               ----------
               Total stockholder's equity...................     10,644.7
                                                               ----------
TOTAL CAPITALIZATION........................................   $125,612.0
                                                               ==========

     Except as set forth herein, there has been no material change in the capitalization of Ford Credit from December 31, 1998 to the date of this Prospectus Supplement.

                              DESCRIPTION OF NOTES

     This description of the terms of the Notes adds information to the description of the general terms and provisions of Debt Securities in the Prospectus. If this summary differs in any way from the summary in the Prospectus, you should rely on this Summary. The Notes are part of the Debt Securities registered by Ford Credit in May 1998 to be issued on terms to be determined at the time of sale. In addition to the Notes offered here, Debt Securities in the amount of $5,551,000,000 have already been sold.

GENERAL

     The Notes will initially be limited to a total principal amount of $2,000,000,000, will be unsecured senior debt of Ford Credit and will mature on February 23, 2004.

     The Notes will bear interest from February 23, 1999 at the rate per annum shown on the cover of this Prospectus Supplement. Interest will be payable on February 23 and August 23 of each year (each an "Interest Payment Date"), beginning on August 23, 1999. Ford Credit will arrange payment to the person in whose name each Note is registered at the close of business on the 15th day preceding (but not including) the Interest Payment Date, subject to certain exceptions. The Notes are not subject to redemption before maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, the Notes will be redeemed at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. This is discussed in greater detail below under the heading "Description of Notes -- Redemption".

     Ford Credit may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes, together with the Notes, will constitute a single series of notes under the Indenture. No additional notes may be issued if an Event of Default has occurred with respect to the Notes.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes will be issued as fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered, at the request of the Depositary, in the name of Cede & Co. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as participants in the Depository (the "DTC Participants"). Investors may elect to hold their interests in the Global Notes through either the Depository (in the United States) or (in Europe) through Cedelbank ("Cedel") or through Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System ("Euroclear"). Investors may hold their interests in the Notes directly if they are participants of such systems, or indirectly through organizations which are participants in such systems. Cedel and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Cedel's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depository. Citibank, N.A. will act as depositary for Cedel and The Chase Manhattan Bank will act as depositary for Euroclear (in such capacities, the "U.S. Depositaries"). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, as a whole but not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     Cedel advises that it is incorporated under the laws of Luxembourg as a professional depositary. Cedel holds securities for its participating organizations ("Cedel Participants") and facilitates the clearance and settlement of securities transactions between Cedel Participants through electronic book-entry changes in accounts of Cedel Participants, thereby eliminating the need for physical movement of certificates. Cedel provides to Cedel Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel interfaces with domestic markets in several countries. As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Cedel is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Cedel Participant either directly or indirectly.

     Distributions with respect to Notes held beneficially through Cedel will be credited to cash accounts of Cedel Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Cedel.

     Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit will appoint a paying agent and transfer agent in Luxembourg.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository's Same-Day Funds Settlement System. Secondary market trading between Cedel Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Cedel and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Cedel or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Cedel Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of Notes received in Cedel or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Cedel Participants on such business day. Cash received in Cedel or Euroclear as a result of sales of Notes by or through a Cedel Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Cedel or Euroclear cash account only as of the business day following settlement in the Depository.

     Although the Depository, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Cedel and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     Ford Credit will, subject to the exceptions and limitations set forth below, pay as additional interest on the Notes, such additional amounts as are necessary in order that the net payment by Ford Credit or a paying agent of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

          (1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

             (a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

             (b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

             (c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

             (d) being or having been a "10-percent shareholder" of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

          (2) to any holder that is not the sole beneficial owner of the Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

          (3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

          (4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

          (5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

          (6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

          (7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

          (8) in the case of any combination of items (1), (2), (3), (4), (5),
     (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading "Description of Notes -- Redemption", Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

     As used under this heading "Payment of Additional Amounts" and under the headings "Description of Notes -- Redemption", "Certain United States Tax Documentation Requirements" and "United States Taxation of Non-United States Persons" the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, "United States person" means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any estate or trust the income of which is subject to United States federal income taxation regardless of its source and "non-United States person" means a person who is not a United States person.

REDEMPTION

     If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after the date of this Prospectus Supplement, Ford Credit becomes or will become obligated to pay additional amounts as described herein under the heading "Payment of Additional Amounts" or (b) any act is taken by a taxing authority of the United States on or after the date of this Prospectus Supplement, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, the Notes on not less than 30 nor more than 60 days' prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under the Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading "Payment of Additional Amounts" and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem the Notes pursuant to their terms.

NOTICES

     Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as the Notes are listed on the Luxembourg Stock Exchange, in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, and in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

APPLICABLE LAW AND SERVICE OF PROCESS

     The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as the authorized agent to receive service of process in the State of New York.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

     Exemption for Non-United States persons (IRS Form W-8). A beneficial owner of a Note that is a non-United States person (other than certain persons that are related to Ford Credit through stock ownership as described in clauses
(x)(a) and (b) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8 (Certificate of Foreign Status). Copies of IRS Form W-8 may be obtained from the Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form 4224). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form 4224 (Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of a Trade or Business in the United States).

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form 1001). A beneficial owner of a Note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form 1001 (Ownership, Exemption or Reduced Rate Certificate).

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a Note, or, in the case of IRS Forms 1001 and 4224, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Cedel as the holder of the Note, the IRS Form must be provided to Euroclear or Cedel, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Cedel, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under "United States Taxation of Non-United States Persons -- Income and Withholding Tax", if a beneficial owner of the Note provides an IRS Form W-8 to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     EACH HOLDER OF A NOTE SHOULD BE AWARE THAT IF IT DOES NOT PROPERLY PROVIDE THE REQUIRED IRS FORM, OR IF THE IRS FORM (OR, IF PERMISSIBLE, A COPY OF SUCH
FORM) IS NOT PROPERLY TRANSMITTED TO AND RECEIVED BY THE UNITED STATES PERSON OTHERWISE REQUIRED TO WITHHOLD UNITED STATES FEDERAL INCOME TAX, INTEREST ON THE NOTE MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX AT A 30% RATE AND THE HOLDER (INCLUDING THE BENEFICIAL OWNER) WILL NOT BE ENTITLED TO ANY ADDITIONAL AMOUNTS FROM FORD CREDIT DESCRIBED UNDER THE HEADING "DESCRIPTION OF NOTES -- PAYMENT OF ADDITIONAL AMOUNTS" WITH RESPECT TO SUCH TAX. SUCH TAX, HOWEVER, MAY IN CERTAIN CIRCUMSTANCES BE ALLOWED AS A REFUND OR AS A CREDIT AGAINST SUCH HOLDER'S UNITED STATES FEDERAL INCOME TAX. THE FOREGOING DOES NOT DEAL WITH ALL ASPECTS OF FEDERAL INCOME TAX WITHHOLDING THAT MAY BE RELEVANT TO FOREIGN HOLDERS OF THE NOTES. INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS FOR SPECIFIC ADVICE CONCERNING THE OWNERSHIP AND DISPOSITION OF NOTES.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

INCOME AND WITHHOLDING TAX

     In the opinion of Sullivan & Cromwell, special tax counsel to the Company, and Shearman & Sterling, counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

          (i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner's agent provides an IRS Form 1001 claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner's agent provides an IRS Form 4224; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

          (ii) a non-United States person will not be subject to United States federal income tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

          (iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

     Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and "backup withholding" at a rate of 31% will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause
(y) or (z) in Paragraph (i) under "Income and Withholding Tax" has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under "Income and Withholding Tax" and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 1999, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

                         ------------------------------

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. References to Ford Credit in this Prospectus Supplement include Ford Credit's subsidiaries.

     Ford Credit lends money to Ford's dealers throughout the world to finance their wholesale inventories and permit them to make capital improvements. Ford Credit also purchases retail installment sale contracts and retail leases from these dealers. We offer comparable services to dealers in vehicles other than those made by Ford, if they are associated with Ford dealers. We also lend to vehicle leasing companies, most of which are associated with Ford dealers. Most Ford dealers are privately owned and financed.

     In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit's insurance operations are conducted by The American Road Insurance Company and its subsidiaries in the United States and Canada. These operations consist of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.

            FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                          (DOLLAR AMOUNTS IN MILLIONS)

                                                            YEARS ENDED OR AT DECEMBER 31
                                                        --------------------------------------
                                                           1998          1997          1996
                                                           ----          ----          ----
INCOME STATEMENT DATA
  Total revenue.....................................    $ 19,302.5    $ 17,345.1    $ 16,705.5
  Interest expense..................................       6,910.4       6,268.2       6,259.7
  Provision for credit losses.......................       1,179.5       1,338.2         993.3
  Income before income
     taxes..........................................       1,812.2       1,806.0       2,240.2
  Net income........................................       1,084.2       1,030.8       1,440.6
  Cash dividends....................................        (500.2)       (595.5)       (949.0)
Memo:
  Net credit losses amount..........................    $  1,039.4    $  1,007.1    $    830.0
  As percentage of average net finance receivables
     outstanding*...................................          0.86%         0.89%         0.78%
BALANCE SHEET DATA
  Net investment, operating leases..................    $ 34,566.5    $ 34,746.0    $ 30,645.2
                                                        ==========    ==========    ==========
  Finance receivables, net..........................    $ 95,941.6    $ 81,312.6    $ 80,848.0
                                                        ==========    ==========    ==========
  Capital
     Short-term debt................................    $ 53,633.2    $ 46,207.8    $ 43,017.0
     Long-term debt (including current portion).....      61,334.1      54,517.2      55,007.3
     Stockholder's equity...........................      10,644.7       9,584.5       9,203.7
                                                        ----------    ----------    ----------
       Total capital................................    $125,612.0    $110,309.5    $107,228.0
                                                        ==========    ==========    ==========

---------------
* Includes net investment in operating leases.

1998 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1998 was $1,084 million, up $53 million or 5% from 1997. Compared with 1997, the increase in full-year earnings primarily reflects improved credit loss performance, higher gains on receivable sales, lower effective tax rates, and higher financing volumes, offset partially by lower net financing margins and higher operating costs.

     Credit losses as a percent of average net finance receivables including net investment in operating leases decreased to 0.86% in 1998 compared with 0.89% in 1997 reflecting an improvement in portfolio quality.

     The effective income tax rate was 37.6% for the year ended December 31, 1998 compared with 40.3% for the year ended December 31, 1997. The decrease in the effective tax rate resulted from reduced tax on foreign income.

     The deterioration in net financing margins reflect higher depreciation on operating leases. Higher depreciation resulted from higher residual losses on off-lease vehicles and higher residual reserves.

     Total net finance receivables and net investment in operating leases at December 31, 1998 were $130.5 billion, up $14.4 billion or 12% from a year earlier. The increase primarily reflects Ford-sponsored special financing programs that are available exclusively through Ford Credit.

     During 1998, Ford Credit financed 42% of all new cars and trucks sold by Ford dealers in the U.S. compared with 38% in 1997. In Europe during 1998, Ford Credit financed 33% of all new vehicles sold by Ford dealers compared with 29% in 1997. In 1998, Ford Credit provided retail financing for 2.8 and 0.8 million new and used vehicles in the United States and Europe respectively. In 1998, Ford Credit provided wholesale financing for 83% of Ford factory sales in the U.S. and 95% of Ford factory sales in Europe compared with 80% for the U.S. and 95% for Europe in 1997.

     In the fourth quarter of 1998, Ford Credit's consolidated net income was $234 million, up $16 million or 7% from 1997 earnings of $218 million. The increase primarily reflects improved credit loss performance, lower effective tax rates and higher financing volumes, offset partially by lower net financing margins and higher operating costs.

1997 RESULTS OF OPERATIONS

     Ford Credit's consolidated net income in 1997 was $1,031 million, down $410 million or 28% from 1996. Compared with results from a year ago, the decrease primarily reflects lower net margins, higher credit losses and loss reserve requirements and higher taxes. Lower operating costs and higher levels of earning assets were a partial offset.

     The deterioration in net financing margins reflects higher depreciation on operating leases. Higher depreciation resulted from higher residual losses on off-lease vehicles and higher residual reserves.

     Credit losses as a percent of average net finance receivables including net investment in operating leases increased to 0.89% in 1997 compared with 0.78% in 1996 reflecting higher losses per repossession partially offset by a decrease in repossession rates. The increase in loss per repossession reflects a weaker used vehicle market resulting in Ford Credit realizing lower prices for repossessed units sold at auction.

     Total net finance receivables and net investment in operating leases at December 31, 1997 were $116.1 billion, up $4.6 billion or 4% from a year earlier.

     During 1997, Ford Credit financed 38% of all new cars and trucks sold by Ford dealers in the U.S., unchanged from 1996. In Europe, Ford Credit financed 29% of all new vehicles sold by Ford, also unchanged from 1996. Ford Credit provided retail customers with financing for 2.5 million new and used vehicles in the United States and 0.7 million in Europe. In 1997, Ford Credit provided wholesale financing for 80% of Ford factory sales in the U.S. and 95% of Ford factory sales in Europe compared with 80% for the U.S. and 91% for Europe in 1996.

     For the Fourth Quarter of 1997, Ford Credit's consolidated net income was $218 million, down $167 million from 1996. The deterioration primarily reflects lower net margins and higher taxes, partially offset by lower operating costs. Credit losses did not materially increase in the fourth quarter of 1997 compared to the same period in 1996.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Ford Credit is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. To ensure funding over business and economic cycles and to minimize overall borrowing costs, Ford Credit issues debt and other payables with various maturity and interest rate structures. The maturity and interest rate structures frequently differ from the invested assets. Exposures to fluctuations in interest rates are created by the differences in maturities of liabilities versus the maturities of assets.

     These financial exposures are monitored and managed by Ford Credit as an integral part of the overall risk management program, which recognizes the unpredictability of financial markets and seeks to reduce the potentially adverse effects on Ford Credit's operating results. The effect of changes in exchange rates and interest rates on Ford Credit's results generally has been small relative to other factors.

     The following quantifies Ford Credit's interest rate risk and foreign currency exchange rate risk.

Interest Rate Risk

     Interest rate swaps (including those with a currency swap component) are used by Ford Credit to mitigate the effects of interest rate fluctuations on earnings by changing the characteristics of its debt to match the characteristics of its assets. Ford Credit uses a model to assess the sensitivity of its earnings to changes in market interest rates. The model recalculates earnings by adjusting the rates associated with variable rate instruments on the repricing date and adjusting the rates on fixed rate instruments scheduled to mature in the subsequent twelve months, effective on their scheduled maturity date. Interest income and interest expense are then recalculated based on the revised rates. Assuming an instantaneous decrease of one percentage point in interest rates applied to all financial instruments and leased assets, Ford Credit's after-tax earnings would have declined by $30 million over the ensuing twelve month period.

Foreign Currency Risk

     Ford Credit's foreign currency risk is substantially reduced by the natural hedging process of both borrowing and lending in the local currencies of the home countries. Additionally, Ford Credit uses foreign currency agreements to hedge specific debt instruments and intercompany loans. Ford Credit's earnings in the ensuing twelve month period would not be materially affected by an instantaneous 10% change in foreign currency exchange rates.

LIQUIDITY AND CAPITAL RESOURCES

     Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of FCE Bank plc, certificates of deposit. Funds also are provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers' wholesale inventories and for income taxes. Ford Credit's ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 -- Business -- "Business of Ford Credit -- Borrowings and Other Sources of Funds" in the 1997 10-K Report and see the First Quarter 10-Q Report, the Second Quarter 10-Q Report, the Third Quarter 10-Q Report and the February 1999 8-K Report. For additional information regarding Ford Credit's association with Ford, see Item 1 -- Business -- "Certain Transactions with Ford and Affiliates" in the 1997 10-K Report.

                          INFORMATION CONCERNING FORD

     Ford incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second-largest producer of cars and trucks combined.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture and sale of cars and trucks and automotive components and systems. Substantially all of the cars and trucks Ford produces are sold through retail dealerships, most of which are privately owned and financed.

     The activities of the Financial Services segment are conducted primarily through our subsidiaries: Ford Credit and The Hertz Corporation. Ford Credit and its subsidiaries lease and finance the purchase of cars and trucks made by Ford and other companies. They also provide inventory and capital financing to retail car and truck dealerships. Hertz and its subsidiaries rent cars and trucks and industrial and construction equipment. Both Ford Credit and Hertz also have insurance operations related to their businesses.

     The mailing address of Ford's executive offices is The American Road, Dearborn, Michigan 48121. The telephone number of such offices is (313) 322-3000.

                     SELECTED FINANCIAL DATA AND OTHER DATA

     The following table sets forth selected financial data and other data concerning Ford:

                                                               YEARS ENDED OR AT DECEMBER 31
                                                  --------------------------------------------------------
                                                    1998        1997        1996        1995        1994
                                                    ----        ----        ----        ----        ----
                                                   (IN MILLIONS EXCEPT PER SHARE AND UNIT SALES AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME INFORMATION
Automotive
  Sales.........................................  $119,083    $122,935    $118,023    $110,496    $107,137
  Operating income..............................     6,685       6,946       2,516       3,281       5,826
  Net income....................................     4,752       4,714       1,655       2,056       3,913
Financial Services Revenues.....................    25,333      30,692      28,968      26,641      21,302
  Income before gain on spin-off of The
    Associates and income taxes.................     2,483          --          --          --          --
  Gain on spin-off of The Associates............    15,955          --          --          --          --
  Income before income taxes....................    18,438       3,857       4,222       3,539       2,792
  Net income....................................    17,319       2,206       2,791       2,083       1,395
Total Ford
  Net income....................................    22,071       6,920       4,446       4,139       5,308
Amounts Per Share of Common Stock and Class B
  Stock After Preferred Stock Dividends*
  Basic earnings per share......................     18.17        5.75        3.73        3.58        4.97
  Diluted earnings per share....................     17.76        5.62        3.64        3.33        4.44
  Cash dividends................................      1.72       1.645        1.47        1.23        0.91
CONSOLIDATED BALANCE SHEET INFORMATION
Automotive
  Total assets..................................    88,744      85,079      79,658      72,772      68,639
  Debt payable within one year..................     1,121       1,129       1,661       1,832         155
  Long-term debt -- noncurrent portion..........     8,713       7,047       6,495       5,475       7,103
Financial Services
  Total assets..................................   148,801     194,018     183,209     170,511     150,983
  Debt..........................................   122,324     160,071     150,205     141,317     123,713
Total Ford
  Total assets..................................   237,545     279,097     262,867     243,283     219,622
  Debt..........................................   132,158     168,247     158,361     148,624     130,971
  Stockholders' equity..........................    23,409      30,734      26,762      24,547      21,659
  Cash dividends................................     5,348       2,020       1,800       1,559       1,205
OTHER DATA
Total Ford
  Capital expenditures..........................     8,617       8,717       8,651       8,997       8,546
  Depreciation and amortization of special
    tools.......................................    14,329      13,583      12,791      11,719       9,336
  Worldwide vehicle unit sales of cars and
    trucks (in thousands).......................     6,823       6,947       6,653       6,606       6,853

------------
* Share data have been restated to reflect the 2-for-1 stock split that became effective June 6, 1994.

                                FINANCIAL REVIEW

1998 RESULTS OF OPERATIONS

     Ford earned $5,939 million in 1998, or $4.72 per diluted common and Class B share, excluding earnings from The Associates First Capital Corporation and the gain that resulted from Ford's spin-off of that company in the second quarter of 1998. Excluding these and other one-time factors, Ford's operating earnings were $6,570 million, up $582 million, or 10 percent on a comparable basis; earnings per share were $5.30 per share, up $0.44 per share.

     Ford's 1998 operating earnings of $6,570 million exclude previously announced one-time charges for employee separation programs and asset write-downs totaling $631 million ($0.51 per share), earnings from The Associates of $177 million ($0.14 per share), the one-time gain resulting from The Associates spin-off of $15,955 million ($12.90 per share) and a one-time earnings per share reduction ($0.07) for the premium paid to repurchase Ford's Series B preferred stock.

     Ford's reported 1997 earnings were $6,920 million ($5.62 per share). Comparable 1997 operating results were $5,988 million ($4.86 per share). This excludes Ford's share of earnings of The Associates, which were $832 million ($0.68 per share), and a net gain of $100 million ($0.08 per share) for one-time actions.

FOURTH QUARTER 1998

     Ford reported earnings of $1,043 million ($0.84 per share) in the fourth quarter of 1998. Excluding one-time charges, Ford earned $1,674 million ($1.35 per share) -- Ford's eleventh consecutive quarter of year-over-year operating improvement. Net income for the fourth quarter of 1997, excluding The Associates, was $1,572 million ($1.27 per share).

AUTOMOTIVE OPERATIONS

     Reported full-year 1998 earnings from automotive operations were $4,752 million. Excluding one-time charges, earnings were $5,377 million, up $494 million. Ford's reported automotive after-tax return on sales (ROS) was 4 percent in 1998. Excluding one-time charges, ROS was 4.6 percent, up 0.6 points.

     For the full-year, total costs were down $2.2 billion at constant volume and mix. This exceeded Ford's full-year milestone, which was to lower total costs by $1 billion.

     Reported net income from automotive operations in the fourth quarter of 1998 was $820 million. Excluding one-time charges, earnings were $1,445 million, up $104 million. Reported ROS was 2.6 percent in the fourth quarter of 1998. Excluding one-time charges, ROS was 4.5 percent, up 0.3 points.

     North America: Reported full-year 1998 automotive earnings in North America were $4,612 million. Excluding one-time charges of $363 million, earnings were $4,975 million, up $416 million. Reported full-year ROS was 5.3 percent. Ford's full-year 1998 milestone was to earn a 5 percent ROS in North America. Excluding charges, ROS was 5.8 percent, up 0.6 points.

     The earnings improvement for the full year was driven by improved quality, lower costs and favorable product mix, offset partially by higher marketing costs and the fourth quarter charges.

     Reported fourth quarter 1998 automotive earnings in North America were $1,047 million. Excluding one-time charges, earnings were $1,410 million, up $57 million. Reported ROS in North America was 4.5 percent. Excluding charges, ROS was 6.0 percent, up 0.1 points.

     In 1998, Ford posted its best retail sales in the United States in 20 years. In 1999, Ford expects industry volumes in the United States will range between 15 million and 15.5 million units, the sixth year in a row of U.S. industry volumes greater than 15 million units.

     Europe: Reported full-year earnings for Europe in 1998 were $193 million. Excluding charges of $137 million, earnings were $330 million, up $13 million. Ford's 1998 full-year milestone was to be profitable. Ford's 1999 full-year milestone for Europe is to grow earnings.

     Ford reported a loss of $74 million in the fourth quarter of 1998. Excluding charges, Ford earned $63 million, down $95 million from a year ago. The decline in fourth quarter earnings reflects lower volumes, lower export sales and launch costs for the Ford Focus, offset partially by cost reductions.

     South America: Reported full-year 1998 results in South America were a loss of $226 million. Excluding charges of $81 million, full-year automotive results were a loss of $145 million, down $185 million. Ford disclosed in the third quarter that it did not expect to achieve its milestone of breaking even in South America in 1998 as a result of significantly lower volumes. In Brazil, Ford's largest market in the region, industry volumes in 1998 were down about 20 percent from 1997.

     In the fourth quarter of 1998, Ford reported a loss of $151 million in South America. Excluding charges, Ford lost $70 million, up $1 million from the prior year. Economic and market conditions in Brazil continue to be difficult. For 1999, Ford has established a milestone of improving operating results in South America, but Ford does not expect to be profitable there.

     Visteon: The earnings of Visteon Automotive Systems, Ford's automotive components enterprise, are included in Ford's automotive results. In 1998, Visteon reported earnings of $712 million, up $194 million, or 37 percent, from 1997. In the fourth quarter of 1998, Visteon earned $132 million, compared with $48 million a year ago. Visteon's milestone for 1999 is to grow its earnings and obtain $2 billion in new business.

FORD CREDIT

     For a discussion of Ford Credit's operations in 1998, see "Ford Motor Credit Company and Consolidated Subsidiaries -- Selected Financial Data -- 1998 Results of Operations," above.

HERTZ

     Hertz reported its fifth consecutive year of record earnings and seventh consecutive year of increased earnings. Net income was $277 million in 1998, up 37 percent, compared with earnings of $202 million in 1997. Ford's share of Hertz' 1998 earnings was $224 million.

     In the fourth quarter of 1998, Hertz earned a record $48 million, up 37 percent, compared with earnings of $35 million in the same period a year ago. Ford's share of Hertz' fourth quarter 1998 earnings was $39 million. The Hertz 1999 full-year milestone is for Hertz to have record earnings.

RECENT DEVELOPMENTS

     Volvo: On January 28, 1999 Ford announced that it had reached an agreement with AB Volvo to buy Volvo's worldwide passenger car business for a price of $6.45 billion. The transaction is subject to regulatory and Volvo shareholder approval.

     Rouge Complex: On February 1, 1999, an explosion occurred at the powerhouse of the Rouge Complex in Dearborn, Michigan, completely halting production at the powerhouse. Twenty-seven people were injured and four people died. The powerhouse supplied energy and steam to the entire Rouge Complex. Ford owns part of the powerhouse and has manufacturing plants and an assembly plant located within the Complex. Those plants supply products to various Ford manufacturing and assembly plants worldwide. Through alternative sources of power Ford has resumed normal production at all of its manufacturing and assembly plants in the Rouge Complex. A significant supplier of steel to Ford is also located in the Rouge Complex. Ford does not know when that supplier will be able to fully resume its production. In the interim, contingency plans for alternative sources of steel are being implemented. Ford has insurance, including business interruption coverage, which should limit the financial impact from the accident.

                         INDUSTRY DATA AND MARKET SHARE

     The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

                                                                    U.S. INDUSTRY RETAIL DELIVERIES
                                                                          (MILLIONS OF UNITS)
                                                              --------------------------------------------
                                                                        YEARS ENDED DECEMBER 31
                                                              --------------------------------------------
                                                              1998      1997      1996      1995      1994
                                                              ----      ----      ----      ----      ----
Cars....................................................      8.2       8.3       8.6       8.6       9.0
Trucks..................................................      7.8       7.2       6.9       6.5       6.4

     The following table shows Ford's U.S. car and truck market shares for the periods indicated:

                                                               FORD U.S. CAR AND TRUCK MARKET SHARES
                                                            --------------------------------------------
                                                                      YEARS ENDED DECEMBER 31
                                                            --------------------------------------------
                                                            1998      1997      1996      1995      1994
                                                            ----      ----      ----      ----      ----
Cars..................................................      19.2%     19.7%     20.6%     20.9%     21.7%
Trucks................................................      30.2      31.1      31.1      31.9      30.1

     For additional information regarding Ford, see the 1997 10-K Report, the First Quarter 10-Q Report, the Second Quarter 10-Q Report, the Third Quarter 10-Q Report and the February 1999 8-K Report.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of "earnings" to "fixed charges" for Ford Credit and Ford were as follows for each of the periods indicated:

                                                                        YEARS ENDED DECEMBER 31
                                                              --------------------------------------------
                                                              1998      1997      1996      1995      1994
                                                              ----      ----      ----      ----      ----
Ford Motor Credit Company...............................      1.3       1.3       1.3       1.3       1.5
Ford Motor Company......................................      3.8*      2.0       1.6       1.6       2.0

---------------
* Earnings used in calculation of this ratio include the $15,955 million gain on spin-off of The Associates. Excluding this gain, the ratio is 2.0.

     For purposes of the Ford Credit ratio, "earnings" consist of income before income taxes and fixed charges. Income before income taxes of Ford Credit includes the equity in net income of all unconsolidated affiliates and minority interest in net income of subsidiaries. "Fixed charges" consist of interest on borrowed funds, amortization of debt discount, premium, and issuance expense and one-third of all rental expense (the proportion deemed representative of the interest factor).

     For purposes of the Ford ratio, "earnings" include the income before income taxes of Ford and its majority-owned subsidiaries and trusts, whether or not consolidated, its proportionate share of any fifty-percent-owned companies, and any income received from less-than-fifty-percent-owned companies and fixed charges. "Fixed charges" consist of interest on borrowed funds, preferred stock dividend requirements of majority-owned subsidiaries and trusts, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).

                                  UNDERWRITING

     Ford Credit is selling the Notes to the Underwriters named below under an Underwriting Agreement dated February 18, 1999 and a Pricing Agreement dated February 18, 1999. The Underwriters, and the amount of the Notes each of them has agreed to purchase from Ford Credit, are as follows:

                                                              PRINCIPAL AMOUNT
                        UNDERWRITERS                              OF NOTES
                        ------------                          ----------------
Bear, Stearns & Co. Inc. ...................................   $  850,000,000
Morgan Stanley & Co. International Limited .................      850,001,000
Paribas.....................................................       42,857,000
Deutsche Bank AG London.....................................       42,857,000
Dresdner Bank AG London Branch..............................       42,857,000
Goldman, Sachs & Co. .......................................       42,857,000
Lehman Brothers Inc. .......................................       42,857,000
Salomon Smith Barney Inc. ..................................       42,857,000
Warburg Dillon Read LLC.....................................       42,857,000
                                                               --------------
            Total...........................................   $2,000,000,000
                                                               ==============

     Under the terms and conditions of the Pricing Agreement and the Underwriting Agreement, if the Underwriters take any of the Notes, then they are obligated to take and pay for all of the Notes.

     The Notes are a new issue of securities with no established trading market. Ford Credit has applied for listing of the Notes on the Luxembourg Stock Exchange. The Underwriters have advised Ford Credit that they intend to make a market for the Notes, but they have no obligation to do so. They also may discontinue market making at any time without providing any notice. Ford Credit cannot give any assurance as to the liquidity of any trading market for the Notes.

     The Underwriters initially propose to offer part of the Notes directly to the public at the public offering price set forth on the cover page and part to certain dealers at a price that represents a concession not in excess of 0.1625% of the principal amount of the Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.15% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may, from time to time, vary the offering price and other selling terms.

     The Notes are offered for sale in the United States, Europe and Asia.

     Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreement.

     Each Underwriter has represented and agreed that (a) it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986, with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986

(Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Debentures in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

     Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page hereof.

     Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute payments which the Underwriters may be required to make in respect of such liabilities.

     In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a short position in the Notes for their own account. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover short positions or to stabilize the price of the Notes. Finally, the Underwriters may reclaim selling concessions allowed for distributing the Notes in the offering, if the Underwriters repurchase previously distributed Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities and may end any of these activities at any time.

     Ford Credit estimates that it will spend approximately $600,000 for printing, registration fees, rating agency and other expenses related to this offering. Ford Credit has agreed to reimburse the Underwriters for certain expenses incurred by the Underwriters in connection with the offering of the Notes.

     It is expected that delivery of the Notes will be made against payment therefor on or about February 23, 1999, which is the third business day following the date hereof (such settlement cycle being herein referred to as "T+3").

     In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with Ford Credit and its affiliates.

                              GENERAL INFORMATION

     Application has been made to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificate of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit's current Annual and Quarterly Reports, as well as all future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 1998.

     Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

     Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

     Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on March 14, 1997.

     The Notes have been assigned Euroclear and Cedel Common Code No. 9511750, International Security Identification Number (ISIN) US345397SH76 and CUSIP No. 345397SH7.

                           FORD MOTOR CREDIT COMPANY
                                DEBT SECURITIES

     Ford Credit, in May 1998 and December 1997, respectively, registered with the Securities and Exchange Commission $10,000,000,000 and $5,000,000,000 aggregate principal amount of its Debt Securities consisting of notes and/or debentures denominated in United States dollars or any other currency or currencies, to be offered from time to time in one or more series, on terms to be determined at or prior to the time of sale. In addition to the $10,000,000,000 principal amount of Debt Securities registered in May 1998 pursuant to the Registration Statement of which this Prospectus is a part, the principal amount of Debt Securities covered by this Prospectus includes $400,000,000 principal amount of Debt Securities registered in December 1997. The Prospectus Supplement accompanying this Prospectus sets forth, with respect to the particular series of Debt Securities for which this Prospectus and the Prospectus Supplement are being delivered, the specific title, the aggregate principal amount, the authorized denominations, the currencies of issue and payment, the initial public offering price, the maturity, the interest rate or rates (which may be either fixed or variable), if any and/or method of determination thereof, the time of payment of any interest, any redemption, extension or early repayment terms, any provision for sinking fund payments, the net proceeds to Ford Credit, the form of Debt Securities and other specific terms relating to such series of Debt Securities.

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". In addition, the Debt Securities may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). If any agents of Ford Credit, or any underwriters, are involved in the sale of any Debt Securities, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in the accompanying Prospectus Supplement.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
     MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPEC-
       TUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 1, 1998.

                             AVAILABLE INFORMATION

     FORD MOTOR CREDIT COMPANY ("FORD CREDIT") AND FORD MOTOR COMPANY ARE SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 AND IN ACCORDANCE THEREWITH FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). AS USED HEREIN OR IN THE PROSPECTUS SUPPLEMENT, "FORD" REFERS TO FORD MOTOR COMPANY AND ITS SUBSIDIARIES UNLESS THE CONTEXT OTHERWISE REQUIRES. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AND AT THE FOLLOWING REGIONAL OFFICES OF THE COMMISSION: 7 WORLD TRADE CENTER, 13TH FLOOR, NEW YORK, NEW YORK 10048 AND CITICORP CENTER, 500 WEST MADISON STREET, SUITE 1400, CHICAGO, ILLINOIS 60661. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 AT PRESCRIBED RATES. THE COMMISSION MAINTAINS A WEB SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS AND OTHER INFORMATION REGARDING FORD AND FORD CREDIT (HTTP://WWW.SEC.GOV). SUCH REPORTS AND OTHER INFORMATION CONCERNING FORD CREDIT AND FORD CAN ALSO BE INSPECTED AT THE OFFICES OF THE NEW YORK STOCK EXCHANGE, INC., 20 BROAD STREET, NEW YORK, NEW YORK 10005, AND, WITH RESPECT TO FORD CREDIT, ALSO AT THE OFFICES OF THE AMERICAN STOCK EXCHANGE, INC., 86 TRINITY PLACE, NEW YORK, NEW YORK 10006, ON WHICH CERTAIN OF FORD CREDIT'S DEBT SECURITIES ARE LISTED.

     Ford Credit has filed with the Commission a Registration Statement under the Securities Act with respect to the Debt Securities offered hereby. This Prospectus, the Prospectus Supplement and any Pricing Supplement do not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information so omitted may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Ford Credit's Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 10-K Report"), Ford Credit's Quarterly Report on Form 10-Q for the period ended March 31, 1998 (the "First Quarter 10-Q Report") and Ford Credit's Current Reports on Form 8-K dated January 12, 1998, February 3, 1998 (the "February 8-K Report"), February 11, 1998, March 30, 1998, April 16, 1998 and April 27, 1998 are incorporated in this Prospectus by reference. All documents filed by Ford Credit pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Such reports include, and such documents may include, information concerning Ford, as well as Ford Credit.

                       INFORMATION CONCERNING FORD CREDIT

     Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein "Ford Credit" refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

     Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, subsidiaries of Ford Credit provide these financing services in the United States, Europe, Canada and Australia to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

     Ford Credit also conducts insurance operations through The American Road Insurance Company ("American Road") and its subsidiaries in the United States and Canada. American Road's business consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

     The mailing address of Ford Credit's executive offices is The American Road, Dearborn, Michigan 48121, United States of America. The telephone number of such offices is (313) 322-3000.
                            ------------------------

                          INFORMATION CONCERNING FORD

     Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce automobiles designed and engineered by Henry Ford. Ford is the world's largest producer of trucks and the second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in automotive-related businesses, such as, financing and renting vehicles and manufacturing automotive components and systems.

     Ford's two principal business segments are Automotive and Financial Services. The activities of the Automotive segment consist of the design, manufacture, assembly and sale of cars and trucks and related parts and accessories. Substantially all of Ford's automotive products are marketed through retail dealerships, most of which are privately owned and financed.

     The primary activities of the Financial Services segment consist of financing operations, vehicle and equipment leasing and rental operations, and insurance operations. These activities primarily are conducted through Ford's subsidiaries, Ford Credit and The Hertz Corporation.

                            ------------------------

     THIS PROSPECTUS CONTAINS BRIEF SUMMARIES OF CERTAIN MORE DETAILED INFORMATION CONTAINED IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE. SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THE DETAILED INFORMATION CONTAINED IN THE INCORPORATED DOCUMENTS.

                            ------------------------

                                USE OF PROCEEDS

     Except as otherwise provided in the Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

     Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit's long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities are to be issued in one or more series under an Indenture dated as of February 1, 1985, as supplemented from time to time (the "Indenture"), between Ford Credit and The Chase Manhattan Bank ("Chase"), Trustee. The term "Trustee", as used herein, shall mean Chase and, if at any time there is more than one Trustee acting under the Indenture, the term "Trustee" as used herein with respect to Indenture Securities (as defined below) of any particular series shall mean the Trustee with respect to the Indenture Securities of such series. The following statements with respect to the Debt Securities are subject to the detailed provisions of the Indenture, the form of which is filed as an exhibit to the Registration Statement. Parenthetical references below are to the Indenture or the respective Forms of Security contained therein and, whenever any particular provision of the Indenture or any term used therein is referred to, such provision or term is incorporated by reference as a part of the statement in connection with which such reference is made, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

     The particular terms of each series of Debt Securities, as well as any modification or addition to the general terms of the Debt Securities as herein described, which may be applicable to a particular series of Debt Securities, are described in the Prospectus Supplement relating to such series of Debt Securities and will be set forth in a filing with the Commission. Accordingly, for a description of the terms of a particular series of Debt Securities, reference must be made to the Prospectus Supplement relating to such series and to the description of Debt Securities set forth in this Prospectus.

GENERAL

     The Debt Securities offered hereby will be limited to $10,400,000,000 aggregate principal amount or the equivalent thereof in any currency, although the Indenture provides that additional debt securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Ford Credit's Board of Directors. So long as a single Trustee is acting for the benefit of the holders of all the Debt Securities offered hereby and any such additional debt securities issued under the Indenture, the Debt Securities and any such additional debt securities are herein collectively referred to as the "Indenture Securities". The Indenture also provides that there may be more than one Trustee under the Indenture, each with respect to one or more different series of Indenture Securities. See also "Trustee" herein. At any time when two or more Trustees are acting, each with respect to only certain series, the term "Indenture Securities" as used herein shall mean the one or more series with respect to which each respective Trustee is acting and the powers and trust obligations of each such Trustee as described herein shall extend only to the one or more series of Indenture Securities for which it is acting as Trustee. The effect of the provisions contemplating that there might be more than one Trustee acting for different series of Indenture Securities is that, in that event, those Indenture Securities (whether of one or more than one series) for which each Trustee is acting would be treated as if issued under a separate indenture.

     The Prospectus Supplement which accompanies this Prospectus sets forth a description of the particular series of Debt Securities being offered thereby, including: (1) the designation or title of such Debt Securities; (2) the aggregate principal amount of such Debt Securities; (3) the percentage of their principal amount at which such Debt Securities will be offered; (4) the date or dates on which the principal of such Debt Securities will be payable; (5) the rate or rates (which may be either fixed or variable) and/or the method of determination of such rate or rates at which such Debt Securities shall bear interest, if any; (6) the date or dates from which any such interest shall accrue, or the method of determination of such date or dates, and the date or dates on which any such interest shall be payable; (7) the terms for redemption, extension or early repayment of such Debt Securities, if any; (8) the denominations in which such Debt Securities are authorized to be issued; (9) the currencies in which such Debt Securities are issued or payable; (10) the provisions for a sinking fund, if any; (11) any additional restrictive covenants included for the benefit of the holders of such Debt Securities; (12) any additional Event of Default with respect to such Debt Securities; (13) whether such Debt Securities are issuable as a Global Security; and (14) any other term or provision relating to such Debt Securities which is not inconsistent with the provisions of the Indenture.

     One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Federal income tax consequences and special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

     The Debt Securities will be unsecured obligations of Ford Credit and will rank prior to all subordinated indebtedness of Ford Motor Credit Company (parent company only) and pari passu with all other unsecured and unsubordinated indebtedness of Ford Motor Credit Company (parent company only).

     Except as otherwise provided in the Prospectus Supplement, principal, premium, if any, and interest, if any, will be payable at an office or agency to be maintained by Ford Credit in New York City, except that at the option of Ford Credit interest may be paid by check mailed to the person entitled thereto. (Form of Security and Sections 10.01 and 10.02).

     Except as otherwise provided in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form without coupons and may be presented for registration of transfer or exchange at the corporate trust office of the Trustee. No service charge will be made for any transfer or exchange of the Debt Securities, but Ford Credit may require payment of a sum to cover any tax or other governmental charge payable in connection therewith. (Section 3.05).

BOOK-ENTRY, DELIVERY AND FORM

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Debt Securities will be issued in the form of one or more fully registered Global Notes (the "Global Notes") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository has advised as follows: It is a limited-purpose trust company which holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including certain of the underwriters or agents), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Depository advises that its established procedures provide that (i) upon issuance of the Debt Securities by Ford Credit the Depository will credit the accounts of Participants designated by the underwriters or agents with the principal amounts of the Debt Securities purchased by the underwriters or through the agents, and (ii) ownership of interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository, the Participants and the indirect participants. The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of the Depository is the registered owner of the Global Notes, such nominee for all purposes will be considered the sole owner or holder of such Debt Securities under the Indenture. Except as provided below or in the Prospectus Supplement, owners of beneficial interests in the Global Notes will not be entitled to have Debt Securities registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

     Neither Ford Credit, the Trustee, any Paying Agent nor the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Debt Securities registered in the name of the Depository's nominee will be made by the Trustee to the Depository. Under the terms of the Indenture, Ford Credit and the Trustee will treat the persons in whose names the Debt Securities are registered as the owners of such Debt Securities for the purpose of receiving payment of principal and interest on the Debt Securities and for all other purposes whatsoever. Therefore, neither Ford Credit, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debt Securities to owners of beneficial interests in the Global Notes. The Depository has advised Ford Credit and the Trustee that its present practice is to credit the accounts of the Participants on the appropriate payment date in accordance with their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depository, unless the Depository has reason to believe that it will not receive payment on such payment date. Payments by Participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

     If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Ford Credit within 90 days, Ford Credit will issue Debt Securities in definitive form in exchange for the Global Notes. In addition, Ford Credit may at any time determine not to have a series of Debt Securities represented by Global Notes and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Debt Securities of such series equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debt Securities in definitive form. Unless otherwise specified in the Prospectus Supplement, Debt Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SUBSIDIARIES

     The term "subsidiary of the Company" is defined in the Indenture as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by Ford Credit or by one or more subsidiaries of Ford Credit, or by Ford Credit and one or more subsidiaries of Ford Credit. The term "Restricted Subsidiary" is defined in the Indenture as a subsidiary of the Company, incorporated in or conducting the major part of its business in the United States, any of the activities of which includes insurance underwriting or which had, at the end of its last quarterly accounting period preceding the date of computation, assets with a value in excess of $1 million representing accounts or notes receivable resulting from the financing of new cars, trucks, tractors and farm and industrial equipment manufactured or sold by Ford or from the financing of used cars, trucks, tractors and farm and industrial equipment of the same types, whether manufactured by Ford or others. (Section 1.01).

LIMITATION ON LIENS

     If Ford Credit or any Restricted Subsidiary shall pledge or otherwise subject to any lien (such a pledge or lien is defined in the Indenture as a "Mortgage") any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the Indenture Securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to (a) certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States, (b) Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States, (c) Mortgages in favor of Ford Credit or any Restricted Subsidiary, (d) Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary, (e) deposits made in connection with pending litigation, (f) Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages, and (g) any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses (a) through (f), inclusive. (Section 10.04).

MERGER AND CONSOLIDATION

     The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the Indenture Securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see "Limitation on Liens" above) without equally and ratably securing the Indenture Securities. (Section 8.03).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Except as may otherwise be provided in an indenture supplemental to the Indenture, the following events in respect of a particular series of Indenture Securities are defined in the Indenture as "Events of Default": (a) failure to pay interest for 30 days after becoming due; (b) failure to pay the principal or premium, if any, for five business days after becoming due at maturity, on redemption or otherwise; (c) failure to make a sinking fund payment for five days after becoming due; (d) failure to perform any other covenants for 90 days after notice; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 5.01).

     If an Event of Default in respect of a particular series of Indenture Securities outstanding occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Indenture Securities outstanding of such series may declare the principal amount (or, if the Indenture Securities of such series are Original Issue Discount Securities (as defined in the indenture), such portion of the principal amount as may be specified in the terms of such series) of all of the Indenture Securities of such series to be due and payable immediately. At any time after such a declaration of acceleration in respect of a particular series of Indenture Securities has been made, but before a judgment or decree for the payment of money due upon acceleration has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the Indenture Securities outstanding of such series may, under certain circumstances, waive all defaults and rescind and annul such declaration and its consequences if all Events of Default in respect of the Indenture Securities of such series, other than the non-payment of principal due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. (Section 5.02).

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default in respect of a particular series of Indenture Securities, give the holders of such series notice of all uncured defaults known to it (the term "default" to include the events specified above without grace periods); provided that, except in the case of default in the payment of the principal of, or premium, if any, on, or interest on any of the Indenture Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of such series. (Section 6.01).

     Pursuant to the terms of the Indenture, Ford Credit is required to furnish to the Trustee annually a statement of certain officers of Ford Credit stating whether or not to the best of their knowledge Ford Credit is in default in respect of any series of Indenture Securities in the performance and observance of the terms of the Indenture and, if Ford Credit is in default, specifying such default and the nature thereof. (Section 10.05).

     The Indenture provides that the holders of a majority in aggregate principal amount of all Indenture Securities of a particular series then outstanding will have the right to waive certain defaults in respect of such series and, subject to certain limitations, to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Sections 5.12 and 5.13).

MODIFICATION OF THE INDENTURE

     With certain exceptions, the Indenture, the rights and obligations of Ford Credit and the rights of the holders of a particular series may be modified by Ford Credit with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Indenture Securities of such series then outstanding; but no such modification may be made which would (i) extend the fixed maturity of any Indenture Security of such series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, without the consent of the holder of each Indenture Security of such series so affected; or (ii) reduce the above-stated percentage of Indenture Securities of such series, the consent of the holders of which is required to modify or alter the Indenture, without the consent of the holders of all Indenture Securities of such series then outstanding. (Section 9.02).

TRUSTEE

     The Trustee may resign or be removed with respect to one or more series of Indenture Securities and a successor Trustee may be appointed to act with respect to such one or more series. (Section 6.08). In the event that there shall be two or more persons acting as Trustee with respect to different series of Indenture Securities, each such Trustee shall be a trustee of a trust or trusts under the Indenture separate and apart from the trust or trusts administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Indenture Securities for which it is acting as Trustee. (Section 6.09).

CONCERNING CHASE

     The Chase Manhattan Bank, Trustee under the Indenture, is also the trustee under indentures covering a number of outstanding issues of notes and debentures of Ford Credit, is a depositary of Ford Credit and Ford, has from time to time made loans to Ford Credit, Ford and its subsidiaries and has performed other services for such companies in the normal course of its business.

                              PLAN OF DISTRIBUTION

     Ford Credit may sell the Debt Securities to or through underwriters, and also may sell the Debt Securities directly to one or more other purchasers or through agents.

     The Prospectus Supplement sets forth the terms of the offering of the particular series of Debt Securities to which such Prospectus Supplement relates, including (i) the name or names of any underwriters or agents with whom Ford Credit has entered into arrangements with respect to the sale of such series of Debt Securities, (ii) the initial public offering or purchase price of such series of Debt Securities, (iii) any underwriting discounts, commissions and other items constituting underwriters' compensation from Ford Credit and any other discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers, (iv) any commissions paid to any agents, (v) the net proceeds to Ford Credit, and (vi) the securities exchanges, if any, on which such series of Debt Securities will be listed.

     Unless otherwise set forth in the Prospectus Supplement relating to a particular series of Debt Securities, the obligations of the underwriters to purchase such series of Debt Securities will be subject to certain conditions precedent and each of the underwriters with respect to such series of Debt Securities will be obligated to purchase all of the Debt Securities of such series allocated to it if any such Debt Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Debt Securities may be offered and sold by Ford Credit directly or through agents designated by Ford Credit from time to time. Unless otherwise indicated in the Prospectus Supplement, any such agent or agents will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers at the applicable price to the public set forth in the Prospectus Supplement relating to a particular series of Debt Securities who later resell to investors. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

     If so indicated in the Prospectus Supplement relating to a particular series of Debt Securities, Ford Credit will authorize underwriters or agents to solicit offers by certain institutions to purchase Debt Securities of such series from Ford Credit pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Underwriters and agents may be entitled, under agreements entered into with Ford Credit, to indemnification by Ford Credit against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

     The legality of the Debt Securities offered hereby will be passed on for Ford Credit by H. D. Smith, Esq., Secretary and Corporate Counsel of Ford Credit, or other counsel satisfactory to any underwriters or agents, and for any underwriters or agents by Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. Mr. Smith is a full-time employee of Ford Credit and owns and holds options to purchase shares of Common Stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries, including Ford Credit.

                                    EXPERTS

     The consolidated financial statements which are incorporated in this Prospectus by reference to the 1997 10-K Report and the February 8-K Report have been audited by Coopers & Lybrand L.L.P., 400 Renaissance Center, Detroit, Michigan 48243, independent certified public accountants, to the extent indicated in their reports therein, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information of Ford Credit for the periods ended March 31, 1998 and 1997, included in the First Quarter 10-Q Report, incorporated by reference in this Prospectus, Coopers & Lybrand have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their report included in the First Quarter 10-Q Report states that they did not audit and they do not express an opinion on that interim financial information. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of such Act.

                              PRINCIPAL OFFICES OF
                           FORD MOTOR CREDIT COMPANY
                               The American Road
                            Dearborn, Michigan 48121

                                    TRUSTEE

                            The Chase Manhattan Bank
                              450 West 33rd Street
                            New York, New York 10001

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT

                    Banque Internationale a Luxembourg S.A.
                                69 route d'Esch
                               L-1470 Luxembourg

                                 LEGAL ADVISERS

     To Ford Motor Credit Company as to            Special United States Tax Counsel to
              United States Law                          Ford Motor Credit Company
                 H.D. SMITH                                 SULLIVAN & CROMWELL
       Secretary and Corporate Counsel                       125 Broad Street
          Ford Motor Credit Company                      New York, New York 10004
              The American Road
          Dearborn, Michigan 48121

                              To the Underwriters
                            as to United States Law
                              SHEARMAN & STERLING
                              599 Lexington Avenue
                            New York, New York 10022

                                  AUDITORS TO
                                   FORD MOTOR
                                 CREDIT COMPANY
                           PRICEWATERHOUSECOOPERS LLP
                             400 Renaissance Center
                            Detroit, Michigan 48243